Exhibit 99.1

Explanation of Responses:

(1)
This transaction reflects a pro rata distribution (the “Distribution”) of 3,087,000 Class A ordinary shares, par value $0.0001 per share, of ProKidney Corp. (the “Class A ordinary shares”) directly held by SVAV Sponsor III, LLC (“SVAV”) to its members for no additional consideration.  As Mr. Cowen may be deemed to control SVAV, the Class A ordinary shares held by SVAV prior to the Distribution were previously reported as being beneficially owned by Mr. Cowen.

(2)
Reflects 3,193,175 Class A ordinary shares directly held by Averill Master Fund, Ltd. (the “Averill Fund”).  Mr. Cowen may be deemed to control Suvretta Capital Management, LLC, the investment manager of the Averill Fund, and therefore may be deemed to beneficially own the Class A ordinary shares held by the Averill Fund.

(3)
As a result of the Distribution, as members of SVAV, Mr. Cowen received 712,583 Class A ordinary shares from SVAV and The Aaron Cowen 2012 Family Trust (the “Trust”) received 144,917 Class A ordinary shares from SVAV, in each case, for no additional consideration. Mr. Cowen may be deemed to control the Trust and therefore may be deemed to beneficially own the Class A ordinary shares directly held by the Trust.

(4)	Mr. Cowen disclaims beneficial ownership of the Class A ordinary shares reported herein except to the extent of any indirect pecuniary interest therein.